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Jason W. Goode	Direct Dial: 404-881-7986	E-mail: jason.goode@alston.com
October 23, 2009
VIA EDGAR and UPS Overnight Delivery
Sonia G. Barros, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549
Re:	Healthcare Trust of America, Inc. Post-Effective Amendment No. 13 to Registration Statement on Form S-11 Filed September 30, 2009 File No. 333-133652
Dear Ms. Barros:
     This letter sets forth the responses of our client, Healthcare Trust of America, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated October 16, 2009 referring to Post-Effective Amendment No. 13 to the Registration Statement on Form S-11 as filed with the Commission on September 30, 2009 (“Amendment No. 13”). The Issuer has today filed via EDGAR Post-Effective Amendment No. 14 to the Registration Statement on Form S-11 (“Amendment No. 14”). For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 14.
Base Prospectus
Compensation to Former Advisor, page 16
     1. Comment: Please revise your disclosure in the summary section and in more detail on page 91 to describe how the acquisition fees payable to your former advisor or one of its affiliates will be calculated. Please also describe the “certain conditions” upon which those fees are contingent.

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Sonia G. Barros, Special Counsel
October 23, 2009

     Response: The Issuer has revised the disclosure on pages 13, 16, 86 and 91 in response to the Staff’s comment. The Issuer notes that detailed disclosure of how the acquisition fee is calculated can be found in the summary table on pages 12-13 and in the section “Comparison of Compensation Payable in this Offering.”
     2. Comment: Please also name the affiliate to whom the fees may be payable.
     Response: The expired advisory agreement with the Issuer’s former advisor provides that acquisition fees may be payable to “the advisor or its affiliate” and does not specify the name of the affiliate. However, because the Issuer has paid these fees in the past to its former advisor and its affiliate Grubb & Ellis Realty Investors, LLC (“GERI”), the Issuer has revised the disclosure pages 16 and 91 to indicate that GERI may receive these acquisition fees.
Right of First Opportunity, page 16
     3. Comment: Please disclose the fees, if any, that are payable by you to GERI for providing you the right of first opportunity.
     Response: The Issuer is not paying any fees to GERI for providing the Issuer the right of first opportunity. The Issuer has included this disclosure on pages 17 and 91-92.
Compensation to Service Provider, page 17
     4. Comment: Please revise your disclosure in the summary section and in more detail on page 92 to describe the “certain stockholder return thresholds” that will trigger payments to ARC II.
     Response: The Issuer has revised the disclosure on pages 17-18 and 93 in response to the Staff’s comment.
Supplement No. 1
Recent Acquisition of Greenville Hospital System Portfolio, page 3
     5. Comment: Please expand your disclosure of the GHS portfolio to disclose average rents and information regarding the yield on the acquisition.
     Response: In response to the Staff’s comment, the Issuer has revised the disclosure on page 4 of Supplement No. 1 to disclose more information on the leases entered into with Greenville Hospital Systems (“GHS”) and information regarding the yield on the acquisition. The Issuer notes that when the GHS portfolio was acquired by the Issuer, GHS occupied approximately 84% of the square feet of the portfolio. As a result, the Issuer does not believe that disclosure of the average rents pre-closing is

Sonia G. Barros, Special Counsel
October 23, 2009

meaningful disclosure to investors because there is no historical rent average for 84% of the space and average rents pre-closing would only account for approximately 16% of the square feet of the portfolio. The Issuer has included additional disclosure on the leases that GHS entered into with the Issuer in connection with the acquisition to provide average rents per square foot post-closing.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.
Sincerely,
/s/ Jason W. Goode
Jason W. Goode

cc:	Scott D. Peters (Healthcare Trust of America, Inc.) Lesley H. Solomon (Alston & Bird LLP)
JWG/lal